SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*

CANNABIS KINETICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
535738 108
(CUSIP Number)

David Lubin, Esq. David Lubin & Associates, PLLC 108 S. Franklin Avenue Valley Stream, New York 11580 (516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
___________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Hagen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,277,600
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,277,600
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,277,600
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.28%
14.		TYPE OF REPORTING PERSON IN

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1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,177,600
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,177,600
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,177,600
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.96%
14.		TYPE OF REPORTING PERSON IN

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1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Brandt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,177,600
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,177,600
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,177,600
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.96%
14.		TYPE OF REPORTING PERSON IN

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EXPLANATORY NOTE

This Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Eric Hagen, Jonathan Hunt and Steven Brandt (collectively, the “Reporting Persons”), with respect to the common stock of Cannibis Kinetics Corp. (formerly known as Lingas Ventures, Inc.) (the “Issuer”) filed and amended by Amendment No.1 on April 17, 2014 (the “Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2014, the Board of Directors of the Issuer authorized compensation to each of Hagan, Hunt and Brandt in the amount of (i) $7,500 payable in cash each 30 days and (ii) $7,500 in shares of common stock of the Issuer, to be valued at a 50% discount to the trading price for the previous 20 days. Accordingly, each of the Reporting Persons was issued an additional 50,000 shares and 37,500 shares of common stock of the Issuer on May 8, 2014 and June 25, 2014, respectively.

On June 20, 2014, the Issuer and each of the Reporting Persons entered into an exchange agreement (the “Exchange Agreement”) pursuant to which each such individual agreed to convert $2,750 owed to him by the Issuer into 91,666 shares of Series A Convertible Preferred Stock of the Issuer (the “Preferred Stock”). Each share of the Preferred Stock is convertible at any time at the option of the holder into shares of Common Stock at a conversion ratio of 200 shares of Common Stock for each share of Preferred Stock.

Item 5. Interest in Securities of the Issuer.

(a) As of June 27, 2014, (i) Hagen is deemed the beneficial owner of 24,277,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock) representing 51.28% of the Issuer’s outstanding Common Stock, (ii) Hunt is deemed the beneficial owner of 23,177,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock) representing 48.96% of the Issuer’s outstanding Common Stock, and (iii) Brandt is deemed the beneficial owner of 23,177,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock) representing 48.96% of the Issuer’s outstanding Common Stock. The foregoing percentages are based upon 29,005,706 shares of Common Stock outstanding.

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(b) Hagen has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 24,277,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock). Hunt has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 23,177,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock). Brant has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 23,177,600 shares of Common Stock (which includes 18,333,200 shares issuable upon the conversion of the Preferred Stock).

(c) Other than the purchase described in Item 3 above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock.

(d) No entity or person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock that are held by the Reporting Persons reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Nevada on June 23, 2014, any or all shares of Preferred Stock issued to the Reporting Persons may not be sold, transferred or disposed of in any way, directly or indirectly (a “Transfer”), without first notifying and offering such shares to the other stockholders of the Preferred Stock at the same price and upon the same terms and conditions as such shares are proposed to be Transferred to an unaffiliated bona fide third party.

Also pursuant to the Certificate of Designation, the holders of the Preferred Stock shall be entitled to the number of votes per share equal to the number of shares of Common Stock into which such Preferred Stock is convertible. The holders of Preferred Stock shall vote on an as converted basis together with the holders of Common stock as a single class on all matters presented to stockholders.

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 3 Exchange Agreement among Jonathan Hunt, Steven Brandt, Eric Hagen and the Company, dated June 20, 2014 (incorporated by reference herein to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 26, 2014)

Exhibit 4 Certificate of Designation (incorporated by reference herein to Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 26, 2014)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2014

/s/ Eric Hagen
Eric Hagen

/s/ Jonathan Hunt
Jonathan Hunt

/s/ Steven Brandt
Steven Brandt

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